Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Navistar International Corporation:

We consent to the use of our report dated December 19, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in presentation related to discontinued operations discussed in Note 22, which is as of March 25, 2013, with respect to the consolidated balance sheets of Navistar International Corporation and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 2012 and the effectiveness of internal control over financial reporting as of October 31, 2012, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

March 27, 2013